EXHIBIT 99.1

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II
2010 PROPERTY APPRAISALS

Cushman & Wakefield has recently completed market value appraisals of Uniprop Income Fund II’s seven properties.   The table below sets forth certain appraisal information for each property, as well as a comparison to the original cash purchase price:

	03/10	3/09%
Property	Appraisals	Appraisals	Variance

Ardmor Village	$5,850,000	$6,700,000	(12.6)%
Camelot Manor	2,000,000	2,250,000	(11.1)%
Dutch Hills	2,500,000	3,100,000	(19.3)%
El Adobe	8,400,000	8,500,000	(1.1)%
Stonegate Manor	2,250,000	2,650,000	(15.0)%
Sunshine Village	8,500,000	10,400,000	(18.2)%
West Valley	20,200,000	20,650,000	(2.1)%

Grand Total:	$49,700,000	$54,250,000	(8.3)%

2010 ESTIMATED NET ASSET VALUE OF UNITS

Based on the March 2010 appraisal of the Partnership's properties, the General Partner has calculated the estimated net asset value of each Unit, based on the following assumptions:

o           Sale of the Properties in March 2010 for their appraised value.
o           Costs and selling expenses at 3.0% of the sale price.
o           Tax consequences of a sale are not taken into consideration.
o           Cash reserves as of December 31, 2009

The estimated net asset value of each unit, assuming the sale of the properties at their present appraised value is $9.94 calculated as follows:

Aggregate appraised value:	$49,700,000

Plus: Cash Reserves	7,370,544

Less: Selling Expenses (3.0%)	1,491,000
Mortgage Debt:	22,750,674

Net Sales Proceeds:	$32,828,870

Number of Units:	3,303,387
Net Asset Value per unit:	$9.94